1: UNITED STATES
2: SECURITIES AND EXCHANGE COMMISSION
3: Washington, D.C. 20549
4: SCHEDULE 13G
5: Under the Securities Exchange Act of 1934
6: (Amendment No. ________)*
7: Beacon Enterprise Solutions Group Inc. (Name of Issuer)
8:
9:
10: Common Stock
11: (Title of Class of Securities)
12: 073578106
13: (CUSIP Number)
14: Lawrence G. Newman, 3402 McFarlin Blvd. S. 200,
15: Dallas, Texas 75205 2145227444
16: (Name, Address and Telephone Number of Person
17: Authorized to Receive Notices and Communications)
18: Date of Events 4-03-12 through 4-12-13
19: See Schedule of Purchases attached
20:
21:
22:
23:
24:
25:
26:
27: Filing pursuant to Rule 13d-1(c)
28:
29:
30:
31:
32:
33:
34:
35:
36: 1.
37: NAMES OF REPORTING PERSONS
38: Charles W. Glasgow and Jean L. Glasgow, JT
39:
40:
41:
42: 2.
43: CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    NA
44:
45: 3.
46: SEC USE ONLY
47: 4.
48: CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizens
49:
50:
51: 5.NUMBER OF SHARES BENEFICIALLY OWNED BY
52: EACH REPORTING PERSON WITH
53:  SOLE VOTING POWER      NA
54:
55:
56:
57:
58:
59:
60:
61:
62:
63:
64:
65:
66: 6.NUMBER OF SHARES BENEFICIALLY OWNED
67: BY EACH REPORTING PERSON WITH
68:
69:
70:
71: SHARED VOTING POWER
72: 4,000,000
73: 7.SOLE DISPOSITIVE POWER  NA
74:
75: 8.SHARED DISPOSITIVE POWER    4,000,000
76:
77:
78:
79:
80:
81: 9.
82: AGGREGATE AMOUNT BENEFICIALLY
83: OWNED BY EACH REPORTING PERSON
84: 4,000,000
85:
86:
87: 10.
88:
89: CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
90: EXCLUDES CERTAIN SHARES     NA
91: 11.
92:
93: PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94: 10.63%
95:
96:
97: 12.
98:
99: TYPE OF REPORTING PERSON (see instructions)
100: INDIVIDUAL
101:
102:
103:
104:
105:
106:
107:
108: Item 1a. Name of Issuer:
109: Beacon Enterprise Solutions Group Inc.
110: Item 1b. Address of Issuers Principal Executive Offices:
111: 9300 Shelbyville Road, Suite 1020, Louisville, KY 40222
112: Item 2a.Name of Person Filing:
113: Charles W. Glasgow and Jean L. Glasgow JT
114: Jean Loyd Glasgow and Charles W. Glasgow JT
115: Item 2b.Address of Residence:5200 Keller Springs Road,
116: S. 1212, Dallas, TX 75248
117: Item 2c. Citizenship: United States
118: Item 2d. Title of Class of Securities:
119: Common Stock
120: Item 2e. CUSIP Number: 073578106
121: Item 3.Check whether the person Filing is a. k.:  N/A
122: Item 4.Ownership:
123: a:Amount beneficially owned:
124: i) Charles W. Glasgow and Jean L. Glasgow JT 3,950,000 shares 125: ii) Jean Loyd Glasgow and Charles W. Glasgow JT 50,000 shares
126: b. Percent of class:       i) 10.50%
127: ii) 0.132%
128: c. Number of shares as to which such person had:
129: i) the sole power to vote or direct the vote: 0
130: ii) Shared power to vote or direct vote: Charles W. Glasgow 131: and Jean L. Glasgow JT 3,950,000 shares
132: Jean Loyd Glasgow and
133: Charles W. Glasgow JT 50,000 shares
134: iii) Sole power to dispose or direct the disposition of
135: all reporting persons: 0
136: iv) Shared power to dispose or direct the disposition of
137: all reporting persons: Charles W. Glasgow and
138: Jean L. Glasgow JT 3,950,000 shares
139: Jean Loyd Glasgow and Charles W. Glasgow JT 50,000 shares 140: Item 5.Ownership of Five Percent or Less of a Class: N/A 141: Item 6.Ownership of More than Five Percent on Behalf of
142: Another Person: N/A.
143: Item 7.Identification and Classification of the Subsidiary 144: Which Acquired the Security being Reported on or
145: by the Parent Holding Company or Control Person: N/A
146: Item 8.  Identification and Classification of Members
147: of the Group:  N/A
148: Item 9.  Notice of Dissolution of the Group:  N/A
149: Item 10. Certification. By signing below I certify that, 150: to the best of my knowledge and belief, the securities
151: referred to above were not acquired and are not held for
152: the purpose of or with the effect of changing or influencing 153: the control of the issuer of the securities and were not
154: acquired and are not held in connection with or as a
155: participant in any transaction having that purpose or
156: effect, other than activities solely in connection
157: with a nomination
158: under Sec. 240.14a.11.
159:
160:
161: SIGNATURE
162: After reasonable inquiry and to the best of my knowledge
163: and belief, I certify that the information set forth i
164: n this statement is true, complete and correct.
165:
166:
167:
168: /s/ Charles W. Glasgow
169: Charles W. Glasgow
170:
171: /s/ Jean L. Glasgow
172: Jean L. Glasgow
173:
174:  4-22-13
175: Insert Date
176:
177: Schedule of Purchases
178: 1) Date of purchase (trade date, not settlement date),
179: 2) number of shares purchased,
180: 3) our total number of shares, and
181: 4) percentage of the company shares outstanding:
182:
183: 1. 4-03-12, 50,000, 1,900,000, 5.05%
184:
185: 2. 4-13-12, 5,000, 1,905,000,5.06%
186:
187: 3.4-16-12, 5,000, 1,910,000, 5.08%
188:
189: 4. 4-23-12, 91,000, 2,001,000, 5.32%
190:
191: 5. 4-24-12,97,600, 2,098,600, 5.58%
192:
193: 6.5-03-12, 45,000, 2,143,600, 5.70%
194:
195: 7. 5-04-12, 245,200, 2,388,800, 6.35%
196:
197: 8. 5-10-12, 11,200, 2,400,000,6.38%
198:
199: 9. 6-19-12, 5,000, 2,405,000, 6.39%
200:
201: 10. 6-21-12, 145,700, 2,550,700, 6.78%
202:
203: 11. 7-13-12, 155,000, 2,705,700, 7.19%
204:
205: 12. 7-16-12, 936,360, 3,642,060, 9.68%
206:
207: 13. 4-12-13, 357,940, 4,000,000,10.64%
208: